Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					For the Nine Months Ended Sept. 30, 2006
	2001	2002	2003	2004	2005
	Unaudited (in thousands, except ratios)
EARNINGS
(Loss) income from continuing operations	$5,417,000	$441,000	$619,000	$4,304,000	$10,895,000	$22,404,000
Interest expense	381,000	181,000	112,000	246,000	250,000	1,312,000
Interest expense – Preferred Stock	—	—	875,000	1,949,000	272,000	—

Income before fixed charges	5,798,000	622,000	1,606,000	6,499,000	11,417,000	23,716,000

FIXED CHARGES
Interest expense	381,000	181,000	112,000	246,000	250,000	1,312,000
Interest expense – Preferred Stock	—	—	875,000	1,949,000	272,000	—

Total fixed charges	$381,000	$181,000	$987,000	$2,195,000	$522,000	$1,312,000

Earnings/fixed charge coverage ratio	15.2	3.4	1.6	3.0	21.9	18.1